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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427

[Petroleum
Geo-Services
LOGO]                                                               NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                       March 28, 2002
SAM R. MORROW, SVP Finance & Treasurer
Phone: 281-589-7935
DAG W. REYNOLDS, Director European IR
Phone: +47 67 52 64 00

                        PGS and Veritas in Discussions to
                       Amend Terms of Pending Combination

     HOUSTON, TEXAS; OSLO, NORWAY; MARCH 28, 2002: Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) announced today that they were in discussions to amend the terms of their pending combination in various respects. While no definitive amendment has been reached, the companies indicated that they expected any such amendment to include the following key terms:

1. PGS shareholders would receive 0.40 shares (previously 0.47 shares) for each PGS share or American Depositary Share and Veritas shareholders would receive 1 share of a contemplated new holding company to be formed to accomplish the combination, resulting in Veritas shareholders owning approximately 44% of the new company and PGS shareholders owning approximately 56% of such company;

2. Veritas would be entitled to nominate six of the proposed ten directors of the new company while PGS would be entitled to nominate four directors;

3. David B. Robson, the Chief Executive Officer of Veritas, would be the Chief Executive Officer of the new company and Reidar Michaelsen, the Chairman and Chief Executive Officer of PGS, would be the Chairman of the Board;

4. Matthew D. Fitzgerald, the Chief Financial Officer of Veritas, would be the Chief Financial Officer of the new company; and

5. The transaction would be conditioned upon Veritas being treated as the acquiring company for accounting purposes.

                                   -- more --

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Petroleum Geo-Services ASA                          Petroleum Geo-Services ASA
16010 Barker's Point Lane                           PGS-House
Suite 600                                           Strandveien 4
Houston, TX 77079                                   N-1366 Lysaker, Norway
Phone: 281-589-7935                                 Phone: +47 67 52 64 00
Fax:   281-589-1482                                 Fax:   +47 67 53 68 83

     To access more information, visit our web site: www.pgs.com

     The companies also indicated that any such amendment would be subject to final board approvals.

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

     Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.

     In connection with the proposed combination transaction, Veritas and a newly formed holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and the new holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and the holding company with the SEC at the SEC's web site at www.sec.gov. The proxy statement/ prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8821.

                                    * * * * *

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.


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